Robert M. Kurucza 202.346.4515 RKurucza@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

November 25, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Laura Hatch

Re:	Columbia Funds Series Trust III (the “Registrant”)
Initial Registration Statement on Form N-1A (the “Registration Statement”)
File No. 811–22357

Dear Ms. Hatch:

As Marco Adelfio and I explained during our call last Friday, November 20, 2009, Bank of America Corporation (“BAC”) announced on November 17, 2009 that it had decided to retain Columbia Management Group, LLC’s (“Columbia Management”) cash asset management business. (BAC had previously agreed to sell Columbia Management’s long-term asset management business to Ameriprise Financial, Inc.). BAC’s decision to retain the cash asset management business has precipitated the need to separate the money market funds in the Columbia funds complex (the “Existing Money Market Funds”) from the long-term funds in the Columbia Funds complex. As you are aware all of the Existing Money Market Funds and many of the long-term funds are currently series of Columbia Funds Series Trust (“CFST”).

Shortly after this announcement, on November 19, 2009, Columbia Funds Series Trust III (“Registrant”), was formed in Delaware as a new Delaware statutory trust. The Registrant was formed in order to house newly created “shell” series that will succeed to all of the assets and liabilities of the Columbia Existing Money Market Funds.

To this end, the Registrant filed today a Notification of Registration under the Investment Company Act of 1940 (the “1940 Act”) on Form N-8A and a Registration Statement under the 1940 Act and the Securities Act of 1933 (the “1933 Act”) on Form N-1A. For the reasons discussed during our call and in this letter, the Registrant hereby requests selective review of and anticipates requesting accelerated effectiveness of the Registration Statement.1

[1]	See Revised Procedures for Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, 1933 Act Release No. 33-6510 (February 15, 1984).

November 25, 2009

Additional Background

In late September of this year, BAC announced that it had agreed to sell the long-term asset management business of its wholly owned subsidiary, Columbia Management, to Ameriprise Financial, Inc. (the “Acquisition”). At the time of that agreement, and up until BAC’s November 17, 2009 announcement, future plans for Columbia Management’s cash management business had not been determined. Columbia Management’s long-term asset management business includes the non-money market mutual funds advised by it (“Long-Term Funds”); its cash asset management business includes the 12 Existing Money Market Funds advised by it, all of which are currently series of CFST, as noted above.

In order to effect the Acquisition and facilitate the continued management of the Existing Money Market Funds by Columbia Management, the Existing Money Market Funds must be separated from the Long-Term Funds into a different registered investment company as promptly as possible. To accomplish this separation, the Board of Trustees of CFST (“Trustees”) has decided to “redomicile” the Existing Money Market Funds into newly created series of a new trust overseen by the identical group of Trustees. In this regard, the Registrant seeks to establish and register 12 new series, each of which will initially be a shell fund (“New Money Market Funds”). Each New Money Market Fund will conform in all material respects to a corresponding Existing Money Market Fund and will have an investment objective and investment strategies and policies, as well as advisory, distribution and other service agreements that are identical to those of its corresponding Existing Money Market Fund. In effect, the only “change” occurring is that each Existing Money Market Fund will be redomiciled from CFST into a New Money Market Fund that is a series of CFST III; nothing else of significance will change. The Trustees are desirous of having the Existing Money Market Funds reorganized into the New Money Market Funds on or before December 31, 2009 (“Reorganization”) to facilitate continued management.

Request for Selective Review

The Registrant hereby requests selective review of the Registration Statement. As noted above, each New Money Market Fund will have investment objectives and strategies, principal investments, and fundamental and non-fundamental investment policies that are identical to those of its corresponding Existing Money Market Fund following the Reorganization. Each New Money Market Fund also will have investment advisory, distribution and other service provider agreements, as well as gross and net expense ratios and multi-class arrangements, that are identical to those of its corresponding Existing Money Market Fund following the Reorganization.

November 25, 2009

Except as noted below regarding certain minor Prospectus and Statement of Additional Information disclosure items, the information contained in the Registration Statement has largely been subject to review by the Staff and is substantially similar to that contained in CFST’s Post-Effective Amendment No. 70, filed on December 23, 2008, with respect to Columbia California Tax-Exempt Reserves, Columbia Cash Reserves, Columbia Connecticut Municipal Reserves, Columbia Government Reserves, Columbia Government Plus Reserves, Columbia Massachusetts Municipal Reserves, Columbia Money Market Reserves, Columbia Municipal Reserves, Columbia New York Tax-Exempt Reserves, Columbia Tax-Exempt Reserves and Columbia Treasury Reserves and CFST’s Post-Effective Amendment No. 78, filed on July 29, 2009, with respect to Columbia Daily Cash Reserves. CFST’s Post-Effective Amendment Nos. 70 and 78 were both filed pursuant to Rule 485(b) under the 1933 Act for the purpose of adding certain financial information and/or making certain non-material changes to CFST’s registration statement.

Prospectus

•	The registrant’s name has been changed from CFST to CFST III.

•

New footnotes have been included in the “Performance Information” section specifically indicating that the performance information shown for the New Money Market Funds are those of the corresponding Existing Money Market Fund.

•	Revised disclosure has been included prior to each financial highlights table indicating that the financial information shown for the New Money Market Fund is that of an Existing Money Market Fund.

•	Certain other non-material information has been added.

November 25, 2009

Statement of Additional Information

•

References to the registrant’s name have been changed from CFST to CFST III and disclosures regarding the new Registrant’s formation and anticipated succession to the Existing Money Market Funds has been added.

•	Certain other non-material information has been added.

Request for Acceleration

Please note that we anticipate amending the Registration Statement under Securities Act Rule 485(b) to provide audited financial statements showing net worth of at least $100,000 in accordance with Section 14(a) of the 1940 Act before the requested acceleration date. We also anticipate amending the Registration Statement under Securities Act Rule 485(b) to bring the financial statements up to date under Section 10(a)(3) of the 1933 Act, in light of the Existing Money Market Funds’ August 31 fiscal-year end, before December 31, 2009.

As also noted above, it is anticipated that the Registrant will request accelerated effectiveness of the Registration Statement in accordance with Release No. 33-6510 (February 15, 1984). We appreciate your consideration of these matters. If you have any questions or require any additional information, please do not hesitate to contact me at the number referenced above or my partner, Marco Adelfio at (202) 346-4530. Otherwise, we will plan to call you next week to further discuss these matters.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc:	Peter T. Fariel
Marco E. Adelfio
Kimberly Karcewski Vargo